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                    SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   MARCH, 2001
                                          ----------------

                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed: Resignation of Mr. A.D. Frazier as a Director

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AMVESCAP PLC
025599
IMMEDIATE RELEASE 5th MARCH 2001
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942




RESIGNATION OF MR A.D FRAZIER AS A DIRECTOR.
--------------------------------------------

With effect from 28th February, 2001, Mr A. D. Frazier, Jr. has resigned from the Board of AMVESCAP PLC. Mr. Frazier has announced that he is to become the new President and Chief Executive Officer of the Chicago Stock Exchange."



Enquiries to:

Michael Perman
AMVESCAP Company Secretary
Telephone: +44 (0)207 626 3434


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 5th MARCH, 2001                         By /s/ MICHAEL S. PERMAN
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                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary